SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750469 108

(CUSIP Number)

Morag Law

Devon House, 3rd Floor

12-15 Dartmouth Street

London SW1H 9BL

United Kingdom

Tel: (01144) 20 7654 5853

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following page)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons F2 Bioscience IV L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 2,044,915 (1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 2,044,915 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,044,915 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.1%(1)

14	Type of Reporting Person PN

(1)         Includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by the Reporting Person.  The percentage is calculated based upon 28,938,899 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in the final prospectus dated June 5, 2014 relating to its initial public offering filed with the SEC pursuant to Rule 426(b)(4) (the “Final Prospectus”).

1	Names of Reporting Persons F2 Bioscience VI L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 587,500 (1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 587,500 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 587,500 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.0%(1)

14	Type of Reporting Person PN

(1)         The percentage is calculated based upon 28,938,899 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in the Final Prospectus.

1	Names of Reporting Persons F2 Bioscience IV GP Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 2,632,415(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 2,632,415 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,632,415 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.1%(1)

14	Type of Reporting Person OO

(1)         Consists of 1,794,983 shares of Common Stock, owned by F2 Bioscience IV L.P. (“F2 IV”) and 587,500 shares of Common Stock owned by F2 Bioscience VI L.P (“F2 VI” ).  Includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV.  The percentage is calculated based upon 28,938,899 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in the Final Prospectus.

1	Names of Reporting Persons F2 Bio Ventures V L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 993,247(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 993,247 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 993,247 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.4%(1)

14	Type of Reporting Person PN

(1)         Includes 121,396 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by the Reporting Person.  The percentage is calculated based upon 28,938,899 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in the Final Prospectus.

1	Names of Reporting Persons F2 Bio Ventures GP Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 993,247 (1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 993,247 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 993,247 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.4%(1)

14	Type of Reporting Person OO

(1)         Consists of 871,851 shares of Common Stock, consisting of the shares owned by F2 Bio Ventures V L.P. (“F2 V”).  Includes 121,396 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 V.  The percentage is calculated based upon 28,938,899 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in the Final Prospectus.

1	Names of Reporting Persons Globeways Holdings Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 993,247 (1)

	8	Shared Voting Power 4,546,790(2)

	9	Sole Dispositive Power 993,247 (1)

	10	Shared Dispositive Power 4,546,790 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,540,037(3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.1%(3)

14	Type of Reporting Person OO

(1)

Consists of 871,851 shares owned by F2 V and includes 121,396 shares of Common Stock that may be issued upon the exercise of warrants to purchase common stock owned by F2 V. The Reporting Person is the sole member of F2 Bio Ventures GP Ltd. (“F2 V GP”), the General Partner of F2 V.

(2)

Consists of (i) 1,794,983 shares owned by F2 IV and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase common stock owned by F2 IV, (ii) 587,500 shares owned by F2 VI, and (iii) 1,557,328 shares owned by F2 Biosciences III L.P. and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase common stock owned by F2 Biosciences III L.P. The Reporting Person is a member of each F2 Bioscience GP IV Ltd. (“F2 IV GP”), the General Partner of F2 IV and F2 VI, and of F2 Bioscience GP III Ltd., the General Partner of F2 Bioscience III L.P.

(3)

Consists of (i) 871,851 shares owned by F2 V and includes 121,396 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 V, (ii) 1,794,983 shares owned by F2 IV and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase common stock owned by F2 IV, (iii) 587,500 shares owned by F2 VI, and (iii) 1,557,328 shares owned by F2 Biosciences III L.P. and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 Biosciences III L.P. The Reporting Person is the sole member of F2 V GP, the General Partner of F2 V. The Reporting Person is a member of each F2 IV GP, the General Partner of F2 IV and F2 VI, and of F2 Bioscience GP III Ltd., the General Partner of F2 Bioscience III L.P.

The percentage is calculated based upon 28,938,899 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in the Final Prospectus.

1	Names of Reporting Persons Dr. Morana Jovan-Embiricos

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 993,247 (1)

	8	Shared Voting Power 4,546,790(2)

	9	Sole Dispositive Power 993,247 (1)

	10	Shared Dispositive Power 4,546,790 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,540,037(3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.1%(3)

14	Type of Reporting Person IN

(1)

Consists of 871,851 shares owned by F2 V and includes 121,396 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 V. The Reporting Person is the sole member of F2 V GP, the General Partner of F2 V.

(2)

Consists of (i) 1,794,983 shares owned by F2 IV and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV, (ii) 587,500 shares owned by F2 VI and (iii) 1,557,328 shares owned by F2 Biosciences III L.P. and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 Biosciences III L.P. The Reporting Person is a member of each of F2 IV GP, the General Partner of F2 IV and F2 VI and of F2 Bioscience GP III Ltd., the General Partner of F2 Bioscience III L.P.

(3)

Consists of (i) 871,851 shares owned by F2 V and includes 121,396 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 V, (ii) 1,794,983 shares owned by F2 IV and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV, (iii) 587,500 shares owned by F2 VI, and (iv) 1,557,328 shares owned by F2 Biosciences III L.P. and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 Biosciences III L.P. The Reporting Person is the sole member of F2 V GP, the General Partner of F2 V. The Reporting Person is a member of each of F2 IV GP, the General Partner of F2 IV and F2 VI, and of F2 Bioscience GP III Ltd., the General Partner of F2 Bioscience III L.P.

The percentage is calculated based upon 28,938,899 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in the Final Prospectus.

1	Names of Reporting Persons Katherine Priestley

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,546,790(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,546,790 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,546,790 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 15.7%(1)

14	Type of Reporting Person IN

(1)         Consists of (i) 1,794,983 shares owned by F2 IV and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV, (ii) 587,500 shares owned by F2 VI, and (iii) 1,557,328 shares owned by F2 Biosciences III L.P. and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 Biosciences III L.P.  The Reporting Person is a member of each F2 IV GP, the General Partner of F2 IV and F2 VI, and of F2 Bioscience GP III Ltd., the General Partner of F2 Bioscience III L.P.  The percentage is calculated based upon 28,938,899 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in the Final Prospectus.

1	Names of Reporting Persons F2 Capital Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 5,540,037 (1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 5,540,037 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,540,037 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.1%(1)

14	Type of Reporting Person OO

(1)         Consists of (i) 871,851 shares owned by F2 V and includes 121,396 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 V, (ii) 1,794,983 shares owned by F2 IV and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV, (iii) 587,500 shares owned by F2 VI, and (iv) 1,557,328 shares owned by F2 Biosciences III L.P. and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 Biosciences III L.P. The Reporting Person provides investment advisory services to each of F2 Biosciences III L.P., F2 IV, F2 V, and F2 VI. The percentage is calculated based upon 28,938,899 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in the Final Prospectus.

Schedule 13D (Amendment No. 2)

EXPLANATORY NOTE: This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the statement on Schedule 13D relating to shares of common stock, $0.0001 par value (the “Common Stock”) of Radius Health, Inc. (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission on February 25, 2014, as amended March 4, 2014 (the “Original Schedule 13D”).

Except as otherwise noted, all shares of Issuer securities reported in this Amendment No. 2 give effect to the one-for-2.28 reverse stock split effected by the Issuer on April 24, 2014 and the closing of the Issuer’s initial public offering (the “IPO”) on June 11, 2014, including the conversion of all outstanding shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), of the Issuer, if any, held by the Reporting Persons, into shares of Common Stock.

Amendment No. 2 is filed to (1) add new Reporting Persons, (2) report an increase in the number of shares of Common Stock owned by the Reporting Persons, (3) a change in the percentage of the outstanding shares of Common Stock of the Issuer beneficially owned by the Reporting Persons as a result of the conversion of all of the Issuer’s Preferred Stock in connection with the IPO and (4) file the Fifth Amended and Restated Stockholders’ Agreement, dated as of April 24, 2014, by and among the Issuer and the stockholders party thereto. This Amendment is also being filed to report the dissolution of the group comprised of the Reporting Persons and the Separately Filing Group Members (as defined below), as further described in Item 5.

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

Each of the following is individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

F2 Bioscience IV L.P.

F2 Bioscience IV GP Ltd.

F2 Bio Ventures V L.P.

F2 Bio Ventures GP Ltd.

Globeways Holdings Ltd

F2 Bioscience VI L.P.

Katherine Priestley

F2 Capital Limited

Dr. Morana Jovan-Embiricos

The address, the present principal occupation or employment, and the state of citizenship or organization for each of the Reporting Persons can be found on Schedule A, the contents of which are incorporated herein to this Item 2 by reference.

During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Prior to June 6, 2014 (the “Effective Date”), certain of the Reporting Persons were parties to a certain agreement (the “Prior Stockholders’ Agreement”) with the other persons referred to on Schedule B attached to this Amendment No. 2 (the “Separately Filing Group Members”), which contained, among other things, certain director election provisions and price-based transfer restrictions on the shares of Common Stock held by Reporting Persons. As a result, certain of the Reporting Persons may have belonged to a “group,” within the meaning of

Section 13(d)(3) of the Act, comprised of certain of the Reporting Persons and the Separately Filing Group Members. It is the understanding of the Reporting Persons that the Separately Filing Group Members have filed or are filing separate Amendments to Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Ownership information of the Separately Filing Group Members is or will be reflected in the separate filings made by the Separately Filing Group Members.

On April 24, 2014, the Issuer, the Reporting Persons and the Separately Filing Group Members entered into a Fifth Amended and Restated Stockholders’ Agreement (the “New Stockholders’ Agreement”), which became effective on the Effective Date and amended and restated in its entirety the Prior Stockholders’ Agreement.  The New Stockholders’ Agreement is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 30, 2013 and incorporated by reference herein. The New Stockholders’ Agreement eliminated the aforementioned voting agreements and limitations on the sale of the shares of Common Stock held by the Reporting Persons and the Separately Filing Group Members and grants the parties thereto certain resale, demand and piggyback registration rights as set forth therein.  With the termination of such agreements, any group within the meaning of Section 13(d)(3) of the Act that may have been deemed to have been formed among the Reporting Persons and the Separately Filing Group Members has been terminated, effective as of the Effective Date.  Each Reporting Person expressly disclaims membership in any such group and beneficial ownership of any securities beneficially owned by any other Reporting Person (other than as reported herein) or Separately Filing Group Member.  Any further filings with respect to securities of the Issuer, if required, shall be filed by each Reporting Person separately or jointly with their affiliates.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented to add the following:

On June 6, 2014, the Issuer consummated its IPO. The Reporting Persons purchased 587,500 shares of Common Stock of the Issuer in the IPO (the “IPO Shares”) for an aggregate purchase price of $4.7million. The source of funds for such purchases was the working capital of F2 VI.

Upon consummation of the IPO, all shares of Preferred Stock of the Issuer held by the Reporting Persons were converted into shares of Common Stock.

In connection with the IPO, the Issuer issued an aggregate of 195,801 shares of Common Stock to the Reporting Persons in satisfaction of accumulated and unpaid dividends on the Preferred Stock.

Schedule C is also amended and incorporated herein to this Item 3 by reference.

Item 4. Purpose of Transaction

The first paragraph of Item 4 is hereby amended and restated in its entirety as follows:

Each of the Reporting Persons acquired the shares indicated next to the name of such Reporting Person in Schedule C for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares of the Issuer in compliance with applicable law. The Reporting Persons acquired the IPO Shares for investment purposes.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)                                 Aggregate number of securities beneficially owned by each Reporting Person disclosed in Item 2: See Line 11 of the cover sheets.

Percent of Class:  See Line 13 of the cover sheets.  The percentages set forth on the cover sheets for each Reporting Person are calculated based upon 28,938,899 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in the Final Prospectus.

(b)                                 Regarding the number of shares as to which such person has:

(i)                                     sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)                                  shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)                               sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)                              shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

(c)                                  Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)                                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)                                  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first paragraph of Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The portion of Item 2 containing the description of the New Stockholders’ Agreement and the termination of the Prior Stockholders’ Agreement and associated termination of any group within the meaning of Section 13(d)(3) of the Act that may have been deemed to have been formed among the parties thereto, and Item 3, are incorporated by reference into this Item 6.

The second paragraph of Item 6 of the Original Schedule 13D is hereby supplemented by adding the following sentence:

F2 Bioscience VI L.P is a party to an Investment Advisers Agreement, dated May 30, 2014, which is attached as Exhibit 11 hereto and incorporated by reference herein.

Item 6 of the Original Schedule 13D is hereby supplemented by adding the following sentence:

Certain of the Reporting Persons hold warrants to purchase an aggregate of 371,328 shares of Common Stock which are exercisable at the Reporting Person’s option until the expiration date on February 14, 2019 or exercise automatically in the event of a sale of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description
5	Fifth Amended and Restated Stockholders’ Agreement, dated as of April 24, 2014, by and among the Issuer and the stockholders party thereto.*
10	Joint Filing Agreement, dated June XX, 2014, by and among the Reporting Persons
11	Investment Advisers Agreement, dated May 30, 2014 by and between F2 Bioscience VI L.P., Park Vale Capital Ltd and F2 Capital Limited
12	Power of Attorney

* Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2014

F2 BIOSCIENCE IV L.P.
By: F2 Bioscience IV GP Ltd.,
its general partner

By:	/s/ Morag Law as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

F2 BIOSCIENCE VI L.P.
By: F2 Bioscience IV GP Ltd.,
its general partner

By:	/s/ Morag Law as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

F2 BIOSCIENCE IV GP LTD.

By:	/s/ Morag Law as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

F2 BIO VENTURES V L.P.
By: F2 Bio Ventures GP Ltd.,
its general partner

By:	/s/ Morag Law as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

F2 BIO VENTURES GP LTD.

By:	/s/ Morag Law as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

F2 CAPITAL LIMITED

By:	/s/ Morag Law as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

By:	/s/ Dr. Morana Jovan-Embiricos by Morag Law as Attorney-in-Fact under Power of Attorney
Name: Dr. Morana Jovan-Embiricos

By:	/s/ Katherine Priestley by Morag Law as Attorney-in-Fact under Power of Attorney
Name: Katherine Priestley

GLOBEWAYS HOLDINGS LTD

By:	/s/ Morag Law as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

Schedule A

Certain Information Regarding the Reporting Persons

NAME	RESIDENCE OR BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	STATE OF CITIZENSHIP OR ORGANIZATION
F2 Bioscience IV L.P.	Ugland House South Church Street P.O. Box 309 George Town KY1-1104 Grand Cayman, Cayman Islands	Identifying, making and realizing investments	Cayman Islands
F2 Bioscience IV GP Ltd	Ugland House South Church Street P.O. Box 309 George Town KY1-1104 Grand Cayman, Cayman Islands	Investment management	Cayman Islands
F2 Bio Ventures V L.P.	Kingston Chambers P.O. Box 173 Road Town VG1110 Tortola, British Virgin Islands	Identifying, making and realizing investments	British Virgin Islands
F2 Bio Ventures GP Ltd.	Kingston Chambers P.O. Box 173 Road Town VG1110 Tortola, British Virgin Islands	Investment management	British Virgin Islands
Globeways Holdings Ltd	3rd Floor, Geneve Place, Waterfront Drive PO Box 3175 Road Town Tortola, British Virgin Islands	Investment management	British Virgin Islands
F2 Bioscience VI L.P.	Ugland House South Church Street P.O. Box 309 George Town KY1-1104 Grand Cayman, Cayman Islands	Identifying, making and realizing investments	Cayman Islands
F2 Capital Limited	3rd Floor, Geneve Place, Waterfront Drive PO Box 3175 Road Town Tortola, British Virgin Islands	Investment management	British Virgin Islands
Katherine Priestley	Suite 6, Albion Riverside Building 8 Hester Road London Sw11 4AX United Kingdom	Business management	United Kingdom
Dr. Morana Jovan Embiricos	Devon House, 3rd Floor 12-15 Dartmouth Street London SW1H 9BL United Kingdom	Investment management	United Kingdom

Schedule B

Separately Filing Group Members

Alwyn Michael Parfitt, M.D.

Barry Pitzele

Bart Henderson

Ben Lane

Benita S. Katzenellenbogen, Ph.D.

Board of Trustees of the University of Arkansas

Breining Family Trust

Chris Glass

Christopher Miller

David E. Thompson Revocable Trust

Dotty McIntyre, RA (Paquin)

Dr. Dennis A. Carson

H. Watt Gregory, III

H2 Enterprises, LLC

Hostetler Family Trust

John Katzenellenbogen

John Katzenellenbogen Trust

John Thomas Potts Trust

John Thomas Potts, Jr.

Jonathan Guerriero

Jonnie K. Westbrook Revocable Trust dated March 17, 2000

Julianne Glowacki, Ph.D.

Kathy Welch

Kelly Colbourn

Kelly Sullivan

The Kent C. Westbrook Revocable Trust, Dated March 17, 2000

Louis O’Dea

Maria Grunwald

Maysoun Shomali

Michael Rosenblatt

Nick Harvey

Charles O’Brien

Patricia Rosenblatt

Raymond F. Schinazi

Richard Lyttle

Robert L. Jilka, Ph.D.

Robert S. Weinstein, M.D.

Ruff Trust

Samuel Ho

Socrates E. Papapoulos, M.D.

Stavros C. Manolagas

Stavroula Kousteni, Ph.D.

Teresita M. Bellido, Ph.D.

The Richman Trust

Thomas E. Sparks, Jr.

Tonya D. Goss (formerly Smith)

C.C. Consulting A/S

Claus Christiansen, MD

Bente Riis Christiansen

MPM Bioventures III, L.P.

MPM Bioventures III-QP, L.P.

MPM Bioventures III GMBH & Co. Beteiligungs KG

MPM Bioventures III Parallel Fund, L.P.

MPM Asset Management Investors 2003 BVIII LLC

MPM Bio IV NVS Strategic Fund, L.P.

The Wellcome Trust Limited, as Trustee of the Wellcome Trust

HealthCare Ventures VII, L.P.

OBP IV — Holdings LLC

mRNA II - Holdings LLC

Biotech Growth N.V.

Ipsen Pharma SAS

Brookside Capital Partners Fund, L.P.

BB Biotech Ventures II, L.P.

Healthcare Private Equity Limited Partnership

Saints Capital Granite, L.P.

Schedule C

Share Ownership of the Reporting Persons

NAME	SHARE OWNERSHIP
F2 Bioscience IV L.P.	2,044,915 shares of Common Stock which includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock.
F2 Bioscience IV GP Ltd

2,632,415 shares of Common Stock, consisting of (i) 1,794,983 shares of Common Stock owned by F2 IV and (ii) 587,500 shares of Common Stock owned by F2 VI and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV.

F2 Bio Ventures V L.P.	993,247 shares of Common Stock which includes 121,396 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock.
F2 Bio Ventures GP Ltd.

993,247 shares of Common Stock, consisting of 871,851 shares of Common Stock owned by F2 V and includes 121,396 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 V.

Globeways Holdings Ltd

5,540,037 shares of Common Stock, consisting of (i) 871,851 shares owned by F2 V and includes 121,396 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 V, (ii) 1,794,983 shares owned by F2 IV and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV, (iii) 587,500 shares owned by F2 VI, and (iv) 1,557,328 shares owned by F2 Biosciences III L.P. and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 Biosciences III L.P.

F2 Bioscience VI L.P.	587,500 shares of Common Stock.
Dr. Morana Jovan Embiricos

5,540,037 shares of Common Stock, consisting of (i) 871,851 shares owned by F2 V and includes 121,396 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 V, (ii) 1,794,983 shares owned by F2 IV and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV, (iii) 587,500 shares owned by F2 VI, and (iv) 1,557,328 shares owned by F2 Biosciences III L.P. and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 Biosciences III L.P.

Katherine Priestley

4,546,790 shares of Common Stock, consisting of (i) 1,794,983 shares owned by F2 IV and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV, (ii) 587,500 shares owned by F2 VI, and (iii) 1,557,328 shares owned by F2 Biosciences III L.P. and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 Biosciences III L.P.

F2 Capital Limited

5,540,037 shares of Common Stock, consisting of (i) 871,851 shares owned by F2 V and includes 121,396 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 V, (ii) 1,794,983 shares owned by F2 IV and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV, (iii) 587,500 shares owned by F2 VI, and (iv) 1,557,328 shares owned by F2 Biosciences III L.P. and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 Biosciences III L.P.